UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 21, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 January 2015

Number	1/15

BHP BILLITON OPERATIONAL REVIEW

FOR THE HALF YEAR ENDED 31 DECEMBER 2014

•	Group production increased by 9% during the December 2014 half year with records achieved for eight operations and five commodities. Production guidance remains unchanged and we are on track to deliver Group production growth of 16% over the two years to the end of the 2015 financial year.

•	Metallurgical coal production increased by 21% to 26 Mt in the December 2014 half year as Queensland Coal and Illawarra Coal both achieved record half year volumes.

•	Western Australia Iron Ore production increased by 15% to a record of 124 Mt (100% basis) in the December 2014 half year as the ramp-up of Jimblebar continued and we improved the availability, utilisation and rate of our integrated supply chain.

•	Petroleum production increased by 9% to a record 131 MMboe in the December 2014 half year supported by a 71% increase in Onshore US liquids volumes to 24.4 MMboe.

•	Copper production(1) decreased by 2% to 813 kt as strong underlying operating performance across the business was offset by lower grades at Antamina.

•	Record manganese ore and alumina production was underpinned by strong performances at both Hotazel and the Alumar refinery.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Our operational performance over the last six months has been strong. We are reducing costs and improving both operating and capital productivity across the Group faster than originally planned. These improvements will help mitigate some of the impact of lower commodity prices and we remain alert to opportunities to further increase free cash flow.

“In Petroleum, we have moved quickly in response to lower prices and will reduce the number of rigs we operate in our Onshore US business by approximately 40 per cent by the end of this financial year. The revised drilling program will benefit from significant improvements in drilling and completions efficiency. Our ongoing shale investment program will remain focused on our liquids-rich Black Hawk acreage. However, we will keep this activity under review and make further changes if we believe deferring development will create more value than near-term production.

“We continue to believe that our planned demerger will help support further improvements in operating performance in both the core BHP Billiton and South32 assets. Within BHP Billiton, it would allow us to identify and deploy best practice across our assets more quickly and simplify our organisation to reduce overheads. We are making good progress towards securing the approvals we require to put the proposal to a shareholder vote in May and remain on track to complete the process before the end of the financial year.”

BHP Billiton Operational Review for the half year ended 31 December 2014	1

Operational performance summary

Production for the December 2014 half year and quarter is summarised in the table below.

Production	DEC 2014 HALF	DEC 2014 QTR	DEC H14 vs DEC H13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14
Total petroleum production (MMboe)	131.0	63.6	9%	10%	(6%)

Copper (kt)	813.1	423.7	(4%)	(4%)	9%
Iron ore (kt)	113,443	56,352	16%	16%	(1%)
Metallurgical coal (kt)	26,307	13,538	21%	17%	6%
Energy coal (kt)	36,459	18,622	(3%)	5%	4%
Alumina (kt)	2,633	1,398	1%	3%	13%
Aluminium (kt)	517	256	(16%)	(15%)	(2%)
Manganese ores (kt)	4,555	2,296	7%	4%	2%
Manganese alloys (kt)	372	201	23%	21%	18%
Nickel (kt)	69.9	34.2	(11%)	(10%)	(4%)

Production guidance for the 2015 financial year is summarised in the table below.

Production guidance	FY14	FY15e	% change
Petroleum (MMboe)(2)	243	255	5%
Copper (Mt)(1)	1.7	1.8	5%
Iron ore (Mt)	204	225	11%
Metallurgical coal (Mt)	45	47	4%
Energy coal (Mt)	73	73	—

Major development projects

The Escondida Oxide Leach Area Project was successfully completed during the December 2014 quarter and the BMA Hay Point Stage Three Expansion project loaded first coal on 12 January 2015, both on revised schedule and budget. The Escondida Oxide Leach Area Project will not be reported in future Operational Reviews.

At the end of the December 2014 half year, BHP Billiton had seven major projects under development with a combined budget of US$13.5 billion.

Corporate update

On 8 December 2014, BHP Billiton announced that the new company it intends to create through its proposed demerger will be called South32. A final Board decision on the proposed demerger will be made once all necessary third party approvals are secured on satisfactory terms. On this basis, BHP Billiton expects to release all shareholder documentation with full details of the proposed demerger in mid-March 2015, with a shareholder vote taking place in early May 2015. The demerger remains on track to be completed in the first half of the 2015 calendar year.

BHP Billiton expects Underlying attributable profit in the December 2014 half year to include impairment charges in the range of approximately US$200 million to US$250 million recognised as a result of the divestment of conventional petroleum assets in North Louisiana and unconventional gas assets in the Pecos field in the Permian.

Additional charges to be recognised in the December 2014 half year (US$ million)	Underlying EBIT(3)	Underlying attributable profit(3)
Impairments	300 to 400	200 to 250

Total charges	300 to 400	200 to 250

BHP Billiton Operational Review for the half year ended 31 December 2014	2

The Minerals Resource Rent Tax (MRRT) in Australia has been repealed and was applicable until 30 September 2014. As a result, the MRRT deferred tax asset carried by the Group was derecognised and an income tax charge of US$809 million will be reported as an exceptional item in the December 2014 half year. The Group’s adjusted effective tax rate(4) is expected to remain in the range of 30 per cent to 34 per cent in the December 2014 half year.

On 12 November 2014, BHP Billiton announced that the review of its Nickel West business was complete and the preferred option, the sale of the business, was not achieved on an acceptable basis. As a result of operational decisions made subsequent to the conclusion of this process, an impairment charge in the range of US$200 million to US$350 million (after tax expense) will be recognised as an exceptional item in the December 2014 half year. At this time, Nickel West remains in the BHP Billiton portfolio and the Company continues to operate the business to maximise production, reduce operating costs and increase free cash flow.

This guidance will be updated should material information or events arise as the Company finalises its financial statements.

Marketing update

The average realised prices achieved for our major commodities are summarised in the table below. Iron ore shipments, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality. The majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market, with price differentials reflecting product quality.

Average realised prices(5)	DEC 2014 HALF	DEC 2013 HALF	JUN 2014 HALF	FY14	DEC H14 vs DEC H13	DEC H14 vs JUN H14	DEC H14 vs FY14
Oil (crude and condensate) (US$/bbl)	85	103	102	102	(17%)	(17%)	(17%)
Natural gas (US$/Mscf)(6)	4.21	3.81	4.89	4.35	10%	(14%)	(3%)
US natural gas (US$/Mscf)	3.89	3.44	4.75	4.10	13%	(18%)	(5%)
LNG (US$/Mscf)	13.76	14.63	14.71	14.67	(6%)	(6%)	(6%)
Copper (US$/lb)(7)	2.98	3.36	3.09	3.22	(11%)	(4%)	(7%)
Iron ore (US$/wmt, FOB)	70	112	96	103	(38%)	(27%)	(32%)
Hard coking coal (US$/t)	110	142	121	131	(23%)	(9%)	(16%)
Weak coking coal (US$/t)	92	116	104	111	(21%)	(12%)	(17%)
Thermal coal (US$/t)(8)	60	74	67	70	(19%)	(10%)	(14%)
Alumina (US$/t)(6)	330	291	320	307	13%	3%	7%
Aluminium (US$/t)	2,378	1,996	2,049	2,022	19%	16%	18%
Manganese ore (US$/dmtu)(6)	4.00	4.90	4.41	4.64	(18%)	(9%)	(14%)
Manganese alloy (US$/t)	946	952	1,001	980	(1%)	(5%)	(3%)
Nickel metal (US$/t)	16,757	13,615	16,391	14,925	23%	2%	12%

At 31 December 2014, the Group had 322 kt of outstanding copper sales that were revalued at a weighted average price of US$2.87 per pound. The final price of these sales will be determined over the remainder of the 2015 financial year. In addition, 350 kt of copper sales from the 2014 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will decrease earnings before interest and tax by US$210 million in the December 2014 half year (December 2013 half year: US$196 million increase).

BHP Billiton Operational Review for the half year ended 31 December 2014	3

Petroleum and Potash

Production

	DEC 2014 HALF	DEC 2014 QTR	DEC H14 vs DEC H13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14
Crude oil, condensate and natural gas liquids (MMboe)	62.1	31.2	24%	30%	1%
Natural gas (bcf)	413.3	194.4	(2%)	(4%)	(11%)

Total petroleum products (MMboe)	131.0	63.6	9%	10%	(6%)

Total petroleum production – Total petroleum production increased by nine per cent in the December 2014 half year to a record 131.0 MMboe. Guidance for the 2015 financial year remains unchanged at 255 MMboe.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production increased by 24 per cent in the December 2014 half year to 62.1 MMboe.

Onshore US liquids volumes rose by 71 per cent in the December 2014 half year to a record 24.4 MMboe. This strong performance was underpinned by continued momentum in the Black Hawk and Permian where liquids production increased by 81 per cent and 107 per cent, respectively.

In our Conventional business, liquids production at Pyrenees and Atlantis increased by 34 per cent and 12 per cent, respectively, supported by strong uptime performance and the completion of new production wells in the second half of the 2014 financial year.

Natural gas – Natural gas production declined by two per cent in the December 2014 half year to 413 bcf.

Strong uptime performance at North West Shelf and Macedon partially offset lower seasonal demand at Bass Strait and the divestment of Liverpool Bay which was completed in the 2014 financial year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 85% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 45% complete.

Onshore US development activity

Onshore US drilling and development expenditure totalled US$1.9 billion in the December 2014 half year. In response to weaker prices, the Company will reduce its operated rig count from 26 at period end to 16 by the end of the 2015 financial year. An update to the drilling and development expenditure budget for the 2015 financial year will be provided with the release of our interim results in February 2015.

The majority of the revised drilling program will be focused on our liquids-rich Black Hawk acreage with activity in the Permian and Hawkville limited to the retention of core acreage. The Company’s dry gas development program will be reduced to one operated rig in the Haynesville, with a focus on continued drilling and completions optimisation ahead of full field development.

The reduction in drilling activity will not impact 2015 financial year production guidance and we remain confident that shale liquids volumes will rise by approximately 50 per cent in the period.

BHP Billiton Operational Review for the half year ended 31 December 2014	4

As announced in October 2014, we are actively marketing our Fayetteville acreage and will only pursue a divestment if full value can be realised, consistent with our long-term outlook for gas prices.

December 2014 half year		Liquids focused areas		Gas focused areas
(December 2013 half year)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure	US$ billion	1.2 (1.6)	0.4 (0.2)	0.2 (0.2)	0.1 (0.1)	1.9 (2.1)
Rig allocation	At period end	18 (18)	5 (2)	3 (5)	0 (0)	26 (25)
Net wells drilled and completed	Period total	85 (154)	18 (18)	13 (17)	8 (49)	124 (238)
Net productive wells	At period end	732 (544)	49(9) (46)	406(9) (879)	1,021 (1,000)	2,208 (2,469)

Capital expenditure includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines. The number of wells drilled and completed can vary significantly from period to period based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration

Exploration and appraisal wells drilled during the December 2014 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Perseus-1	Gulf of Mexico DC231	Oil	15%(10) (Statoil operator)	21 September 2014	1,401 m	7,036 m	Plugged and abandoned Dry hole

Petroleum exploration expenditure for the December 2014 half year was US$268 million, of which US$244 million was expensed. Total petroleum exploration expenditure for the 2015 financial year is now forecast to be US$600 million, a 20 per cent reduction from prior guidance. The program will remain focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago.

The seismic acquisition program in Trinidad and Tobago was successfully completed for the seven deep water blocks accessed between 2012 and 2014(11). The acquisition for the two blocks awarded in the 2014 deep water bid round is progressing on schedule(12).

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	Shaft excavation continuing. The overall project is 39% complete and within the approved budget.

BHP Billiton Operational Review for the half year ended 31 December 2014	5

Copper

Production

	DEC 2014 HALF	DEC 2014 QTR	DEC H14 vs DEC H13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14
Copper (kt)	813.1	423.7	(4%)	(4%)	9%
Lead (t)	99,685	50,111	6%	5%	1%
Zinc (t)	73,973	33,310	20%	1%	(18%)
Silver (troy koz)	16,688	7,620	(5%)	(14%)	(16%)
Uranium oxide concentrate (t)	1,942	1,076	(2%)	7%	24%

Copper – Total copper production(1) decreased by two per cent in the December 2014 half year to 813 kt. Guidance for the 2015 financial year remains unchanged at 1.8 Mt.

Escondida copper production decreased by two per cent in the December 2014 half year to 553 kt. Strong operating performance, including a 14 per cent increase in truck utilisation, resulted in record material mined for the period. This was offset by the impact of water restrictions during the December 2014 quarter, as anticipated, along with two days of industrial action and a power outage throughout Northern Chile during the September 2014 quarter. Production guidance for Escondida remains unchanged at 1.27 Mt of copper for the 2015 financial year.

Pampa Norte copper production increased by 22 per cent in the December 2014 half year to 125 kt as Spence benefited from higher grades and recoveries. Production at Pampa Norte for the 2015 financial year is expected to remain broadly unchanged from the prior year as higher grades and recoveries at Spence continue to offset declining grades and recoveries at Cerro Colorado.

Olympic Dam copper production increased by four per cent in the December 2014 half year to 82 kt. Production in the 2015 financial year is expected to remain broadly unchanged from the prior year with planned smelter maintenance scheduled for the June 2015 quarter.

Antamina copper production declined by 37 per cent in the December 2014 half year to 53 kt as lower grades more than offset record mill throughput. Average copper grades at Antamina for the remainder of the 2015 financial year are expected to remain at a similar level to the December 2014 half year, consistent with the mine plan.

Lead – Lead production increased by six per cent in the December 2014 half year supported by higher mill throughput at Cannington and higher grades at Antamina.

Silver – Silver production decreased by five per cent in the December 2014 half year as higher mill throughput at Antamina and Cannington was more than offset by lower average ore grades at both operations, consistent with the mine plans.

Zinc – Zinc production increased by 20 per cent in the December 2014 half year and primarily reflected higher grades at Antamina, consistent with the mine plan. Cannington achieved record zinc production during the period underpinned by higher grades and increased mill throughput.

Uranium – Uranium production in the December 2014 half year was broadly unchanged from the prior period.

BHP Billiton Operational Review for the half year ended 31 December 2014	6

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Oxide Leach Area Project (Chile) 57.5%	933	H2 CY14	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	First production achieved in Q4 CY14 on revised schedule and budget. The project is 100% complete.
Escondida Organic Growth Project 1 (Chile) 57.5%	4,199	H1 CY15	New concentrator with 152 ktpd capacity.	On schedule and revised budget. The overall project is 94% complete.
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 29% complete.

BHP Billiton Operational Review for the half year ended 31 December 2014	7

Iron Ore

Production

	DEC 2014 HALF	DEC 2014 QTR	DEC H14 vs DEC H13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14
Iron ore (kt)	113,443	56,352	16%	16%	(1%)

Iron ore – Total iron ore production increased by 16 per cent in the December 2014 half year to a record 113 Mt. Guidance for the 2015 financial year remains unchanged at 225 Mt.

Western Australia Iron Ore (WAIO) production increased by 15 per cent in the December 2014 half year to a record 124 Mt (100 per cent basis) as the ramp-up of Jimblebar continued and we improved the availability, utilisation and rate of our integrated supply chain. WAIO also achieved record sales volumes of 126 Mt (100 per cent basis) in the December 2014 half year as our strategy of increasing the percentage of direct to ship ore unlocks further port capacity.

Our WAIO business continues to perform strongly and we have retained guidance of 245 Mt (100 per cent basis) for the 2015 financial year. Further growth in supply chain capacity to 270 Mtpa (100 per cent basis) is expected to be achieved without the need for additional fixed plant investment. Beyond that, the Inner Harbour Debottlenecking and Jimblebar Phase 2 projects(13) have the potential to increase total capacity to 290 Mtpa (100 per cent basis) by the end of the 2017 financial year at very low capital cost.

Samarco production increased by 29 per cent in the December 2014 half year to a record 14 Mt (100 per cent basis) as the ramp-up of the fourth pellet plant continues to plan.

BHP Billiton Operational Review for the half year ended 31 December 2014	8

Coal

Production

	DEC 2014 HALF	DEC 2014 QTR	DEC H14 vs DEC H13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14
Metallurgical coal (kt)	26,307	13,538	21%	17%	6%
Energy coal (kt)	36,459	18,622	(3%)	5%	4%

Metallurgical coal – Metallurgical coal production increased by 21 per cent in the December 2014 half year to a record 26 Mt. Our metallurgical coal operations continue to perform strongly and we have retained guidance of 47 Mt for the 2015 financial year ahead of the wet season and planned longwall moves at the Crinum, Dendrobium and West Cliff underground mines.

Queensland Coal delivered record production and sales volumes primarily as a result of increased equipment utilisation and the successful ramp-up of the Caval Ridge mine. Record production at Goonyella, Daunia and Poitrel contributed to the strong result.

Illawarra Coal achieved record production of 4.7 Mt in the December 2014 half year as maintenance efficiencies supported higher equipment utilisation rates. The 41 per cent increase from the December 2013 half year also reflects an extended outage at Dendrobium in the prior period.

Energy coal – Energy coal production decreased by three per cent in the December 2014 half year to 36 Mt. Guidance for the 2015 financial year remains unchanged at 73 Mt.

As anticipated, drought conditions constrained production volumes at Cerrejón given the need to manage dust emissions, while Navajo Coal production declined following lower customer demand arising from the closure of three of the five power units at the Four Corners Power Plant. New South Wales Energy Coal production also declined as a result of processing lower yield material during the period and an additional planned wash-plant outage. At South Africa Energy Coal, higher wash-plant utilisation contributed to a 10 per cent increase from the December 2013 half year which was affected by industrial action.

Projects

Project and ownership	Capital expenditure (US$m)		Initial production target date	Capacity	Progress
Hay Point Stage Three Expansion (Australia) 50%	1,505	(14)	CY15	Increases port capacity from 44 Mtpa to 55 Mtpa and reduces storm vulnerability.	On revised schedule and budget. The overall project is 95% complete. First coal loaded on 12 January 2015.
Appin Area 9 (Australia) 100%	845		CY16	Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 Mtpa of metallurgical coal.	On schedule and budget. The overall project is 77% complete.

BHP Billiton Operational Review for the half year ended 31 December 2014	9

Aluminium, Manganese and Nickel

Production

	DEC 2014 HALF	DEC 2014 QTR	DEC H14 vs DEC H13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14
Alumina (kt)	2,633	1,398	1%	3%	13%
Aluminium (kt)	517	256	(16%)	(15%)	(2%)
Manganese ores (kt)	4,555	2,296	7%	4%	2%
Manganese alloys (kt)	372	201	23%	21%	18%
Nickel (kt)	69.9	34.2	(11%)	(10%)	(4%)

Alumina – Alumina production was broadly unchanged in the December 2014 half year at 2.6 Mt and included record production at the Alumar refinery. Worsley achieved record production in the December 2014 quarter as it recovered from a series of calciner outages in the prior period.

Aluminium – Aluminium production decreased by 16 per cent in the December 2014 half year to 517 kt. Lower volumes primarily reflected the suspension of smelter capacity at Alumar and cessation of smelting activities at Bayside during the 2014 financial year and more than offset record production at Mozal in the December 2014 half year.

Manganese ores – Manganese ore production increased by seven per cent in the December 2014 half year to a record 4.6 Mt as an improvement in ore recovery at Mamatwan and an increase in plant availability at Wessels underpinned record production at Hotazel.

Manganese alloys – Manganese alloy production increased by 23 per cent in the December 2014 half year, supported by increased smelter stability and availability at both TEMCO and Metalloys.

Nickel – Nickel production declined by 11 per cent in the December 2014 half year to 70 kt. Lower volumes reflected the closure of the Perseverance underground mine at Nickel West in November 2013 and lower grades and recoveries at Cerro Matoso. Nickel West and Cerro Matoso production guidance for the 2015 financial year remains unchanged at 95 kt and 43 kt, respectively.

As announced on 19 August 2014, in contemplation of the proposed demerger, BHP Billiton and Anglo American have agreed to make certain changes to the agreement which governs their interests in the Manganese business. Subject to obtaining the required approvals for the agreement, expected in the second half of the 2015 financial year, the changes will result in BHP Billiton and Anglo American agreeing to share joint control of the Manganese business.

BHP Billiton Operational Review for the half year ended 31 December 2014	10

Minerals exploration

Minerals exploration expenditure for the December 2014 half year was US$154 million, of which US$115 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the December 2014 half year compared with the December 2013 half year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Excludes Pinto Valley which was sold during the 2014 financial year.
(2)	Excludes Liverpool Bay which was sold during the 2014 financial year.
(3)	Underlying attributable profit and Underlying EBIT are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.
(4)	The Group’s adjusted effective tax rate excludes the influence of exchange rate movements, remeasurement of deferred tax assets associated with the Minerals Resource Rent Tax (MRRT) and exceptional items.
(5)	Based on provisional, unaudited estimates. Prices exclude third party product and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.
(6)	Excludes internal sales.
(7)	Includes third party product.
(8)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.
(9)	Change in productive well count includes the reduction associated with the divestments of North Louisiana conventional assets (Haynesville) and Pecos unconventional gas assets (Permian).
(10)	Well costs fully borne by partners.
(11)	17,687 square kilometres 3D seismic acquisition completed over Trinidad and Tobago Blocks 5, 6, 14, 23a, 23b, 28 and 29.
(12)	3,528 square kilometres 3D seismic acquisition in progress over Trinidad and Tobago Blocks 3 and 7.
(13)	Subject to Board approval.
(14)	Excludes announced pre-commitment funding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the half year ended 31 December 2014	11

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

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Americas

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Investor Relations

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Tara Dines

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United Kingdom and South Africa

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BHP Billiton Operational Review for the half year ended 31 December 2014	12

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		DEC 2013	SEP 2014	DEC 2014	DEC 2014	DEC 2013	DEC YTD14 vs DEC YTD13	DEC Q14 vs DEC Q13	DEC Q14 vs SEP Q14

Petroleum
Crude oil, condensate and NGL	(Mboe)	23,973	30,945	31,163	62,108	50,026	24%	30%	1%
Natural gas	(bcf)	202.6	218.9	194.4	413.3	422.3	(2%)	(4%)	(11%)
Total petroleum production	(MMboe)	57.7	67.4	63.6	131.0	120.4	9%	10%	(6%)

Copper
Copper	(kt)	439.9	389.4	423.7	813.1	843.2	(4%)	(4%)	9%
Lead	(t)	47,839	49,574	50,111	99,685	94,284	6%	5%	1%
Zinc	(t)	32,855	40,663	33,310	73,973	61,410	20%	1%	(18%)
Gold	(troy oz)	45,655	52,344	51,247	103,591	85,843	21%	12%	(2%)
Silver	(troy koz)	8,850	9,068	7,620	16,688	17,538	(5%)	(14%)	(16%)
Uranium	(t)	1,008	866	1,076	1,942	1,978	(2%)	7%	24%
Molybdenum	(t)	379	40	75	115	837	(86%)	(80%)	88%

Iron ore
Iron ore	(kt)	48,688	57,091	56,352	113,443	97,641	16%	16%	(1%)

Coal
Metallurgical coal	(kt)	11,540	12,769	13,538	26,307	21,725	21%	17%	6%
Energy coal	(kt)	17,767	17,837	18,622	36,459	37,406	(3%)	5%	4%

Aluminium, Manganese and Nickel
Alumina	(kt)	1,352	1,235	1,398	2,633	2,603	1%	3%	13%
Aluminium	(kt)	302	261	256	517	612	(16%)	(15%)	(2%)
Manganese ores	(kt)	2,200	2,259	2,296	4,555	4,246	7%	4%	2%
Manganese alloys	(kt)	166	171	201	372	303	23%	21%	18%
Nickel	(kt)	37.8	35.7	34.2	69.9	78.2	(11%)	(10%)	(4%)

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Operational Review for the half year ended 31 December 2014	13

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Petroleum
Production
Crude oil, condensate and NGL (Mboe) (1)
Onshore US		6,533	8,575	10,540	11,460	12,905	24,365	14,233
Coventional		17,440	18,669	18,337	19,485	18,258	37,743	35,793

Total		23,973	27,244	28,877	30,945	31,163	62,108	50,026

Natural gas (bcf)
Onshore US		105.3	109.7	118.9	113.6	110.3	223.9	220.2
Coventional		97.3	92.3	96.1	105.3	84.1	189.4	202.1

Total		202.6	202.0	215.0	218.9	194.4	413.3	422.3

Total petroleum production (MMboe)		57.7	60.9	64.7	67.4	63.6	131.0	120.4

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	208.0	190.6	241.0	199.4	208.8	408.2	413.1
Antamina	33.8%	42.4	33.0	26.2	25.7	27.3	53.0	84.3
Pinto Valley (4)	100%	1.6	—	—	—	—	—	12.5

Total		252.0	223.6	267.2	225.1	236.1	461.2	509.9

Cathode (kt)
Escondida (3)	57.5%	77.5	75.8	81.5	69.3	75.0	144.3	150.7
Pampa Norte (5)	100%	59.4	63.4	66.8	55.8	69.6	125.4	102.9
Pinto Valley (4)	100%	0.1	—	—	—	—	—	0.9
Olympic Dam	100%	50.9	51.1	54.5	39.2	43.0	82.2	78.8

Total		187.9	190.3	202.8	164.3	187.6	351.9	333.3

Total copper		439.9	413.9	470.0	389.4	423.7	813.1	843.2

Lead
Payable metal in concentrate (t)
Cannington	100%	47,259	47,214	45,768	48,941	49,625	98,566	93,546
Antamina	33.8%	580	363	397	633	486	1,119	738

Total		47,839	47,577	46,165	49,574	50,111	99,685	94,284

Zinc
Payable metal in concentrate (t)
Cannington	100%	16,123	10,074	15,666	19,927	17,039	36,966	32,156
Antamina	33.8%	16,732	9,335	13,450	20,736	16,271	37,007	29,254

Total		32,855	19,409	29,116	40,663	33,310	73,973	61,410

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	19,384	20,110	20,920	21,980	12,710	34,690	31,874
Olympic Dam (refined gold)	100%	26,271	28,630	38,785	30,364	38,537	68,901	53,920
Pinto Valley (4)	100%	—	—	—	—	—	—	49

Total		45,655	48,740	59,705	52,344	51,247	103,591	85,843

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	982	1,078	1,320	1,159	958	2,117	1,873
Antamina	33.8%	1,350	961	843	954	885	1,839	2,555
Cannington	100%	6,306	6,465	6,029	6,701	5,534	12,235	12,667
Olympic Dam (refined silver)	100%	212	253	317	254	243	497	402
Pinto Valley (4)	100%	—	—	—	—	—	—	41

Total		8,850	8,757	8,509	9,068	7,620	16,688	17,538

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	1,008	966	1,044	866	1,076	1,942	1,978

Total		1,008	966	1,044	866	1,076	1,942	1,978

Refer footnotes on page 16.

BHP Billiton Operational Review for the half year ended 31 December 2014	14

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Copper (2) (continued)
Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	379	281	83	40	75	115	837

Total		379	281	83	40	75	115	837

Iron Ore
Production (kt) (6)
Newman	85%	12,483	15,470	16,766	16,707	16,012	32,719	24,679
Yarrie	85%	428	206	—	—	—	—	630
Area C Joint Venture	85%	11,383	11,282	12,481	13,265	11,314	24,579	23,197
Yandi Joint Venture	85%	17,135	15,622	17,615	16,607	17,694	34,301	35,281
Jimblebar (7)	85%	1,702	2,721	3,740	3,971	2,813	6,784	2,402
Wheelarra (8)	85%	2,716	1,698	2,973	3,115	4,755	7,870	5,882
Samarco	50%	2,841	2,281	3,068	3,426	3,764	7,190	5,570

Total		48,688	49,280	56,643	57,091	56,352	113,443	97,641

Coal
Metallurgical coal
Production (kt) (9)
BMA	50%	7,494	7,461	7,596	8,228	9,009	17,237	14,199
BHP Billiton Mitsui Coal (10)	80%	2,114	1,995	2,143	2,204	2,128	4,332	4,171
Illawarra	100%	1,932	2,011	2,147	2,337	2,401	4,738	3,355

Total		11,540	11,467	11,886	12,769	13,538	26,307	21,725

Energy coal
Production (kt)
South Africa (11)	90%	7,036	7,398	8,013	8,026	8,499	16,525	14,973
USA	100%	2,896	2,359	2,412	2,690	2,512	5,202	6,041
Australia	100%	4,544	5,018	5,030	4,752	4,608	9,360	9,916
Colombia	33.3%	3,291	2,948	2,908	2,369	3,003	5,372	6,476

Total		17,767	17,723	18,363	17,837	18,622	36,459	37,406

Aluminium, Manganese and Nickel
Alumina
Saleable production (kt)
Worsley	86%	1,024	936	1,010	893	1,060	1,953	1,970
Alumar	36%	328	314	315	342	338	680	633

Total		1,352	1,250	1,325	1,235	1,398	2,633	2,603

Aluminium
Production (kt)
Hillside	100%	183	172	176	180	176	356	367
Bayside (12)	100%	24	23	18	—	—	—	48
Alumar	40%	28	26	15	13	13	26	63
Mozal	47.1%	67	65	67	68	67	135	134

Total		302	286	276	261	256	517	612

Manganese ores
Saleable production (kt)
South Africa (13)	44.4%	944	782	936	1,049	1,007	2,056	1,808
Australia (13)	60%	1,256	1,019	1,319	1,210	1,289	2,499	2,438

Total		2,200	1,801	2,255	2,259	2,296	4,555	4,246

Manganese alloys
Saleable production (kt)
South Africa (13) (14)	60%	94	91	106	112	121	233	180
Australia (13)	60%	72	71	75	59	80	139	123

Total		166	162	181	171	201	372	303

Refer footnotes on page 16.

BHP Billiton Operational Review for the half year ended 31 December 2014	15

BHP BILLITON PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Aluminium, Manganese and Nickel (continued)
Nickel
Saleable production (kt)
Cerro Matoso	99.9%	12.3	9.8	10.2	10.7	10.5	21.2	24.3
Nickel West	100%	25.5	24.3	20.7	25.0	23.7	48.7	53.9

Total		37.8	34.1	30.9	35.7	34.2	69.9	78.2

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	BHP Billiton completed the sale of Pinto Valley on 11 October 2013.
(5)	Includes Cerro Colorado and Spence.
(6)	Iron ore production is reported on a wet tonnes basis.
(7)	Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(8)	Production from Wheelarra is processed via the Jimblebar processing hub.
(9)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(10)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(11)	Shown on 100% basis. BHP Billiton interest in saleable production is 90%.
(12)	Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.
(13)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(14)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Operational Review for the half year ended 31 December 2014	16

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Petroleum

Crude oil, condensate and NGL (Mboe)
Crude oil and condensate
Bass Strait	1,958	2,095	2,355	2,818	2,284	5,102	4,205
North West Shelf	1,497	1,504	1,408	1,501	1,395	2,896	3,362
Stybarrow	317	282	255	225	248	473	665
Pyrenees	1,295	2,386	2,075	2,109	1,901	4,010	3,002
Other Australia (1)	12	11	14	17	11	28	26
Atlantis (2)	3,988	3,734	4,114	4,175	3,740	7,915	6,941
Mad Dog (2)	496	704	187	390	877	1,267	1,228
Shenzi (2)	3,201	3,467	3,530	3,530	3,502	7,032	6,668
Eagle Ford (3)	3,886	5,215	6,593	7,060	8,098	15,158	8,654
Permian (3)	341	356	463	601	807	1,408	602
Haynesville (3) (4)	11	18	13	16	4	20	26
Trinidad/Tobago	314	279	248	252	227	479	634
Other Americas (2) (5)	373	329	371	349	500	849	751
UK (6)	305	254	27	34	77	111	447
Algeria	1,156	1,069	996	1,011	1,050	2,061	2,298
Pakistan	52	49	37	38	33	71	114

Total	19,202	21,752	22,686	24,126	24,754	48,880	39,623

NGL
Bass Strait	1,603	1,621	2,026	2,161	1,512	3,673	3,604
North West Shelf	234	276	288	293	273	566	633
Atlantis (2)	348	288	111	248	294	542	603
Mad Dog (2)	24	36	39	21	42	63	62
Shenzi (2)	252	280	252	271	260	531	518
Eagle Ford (3)	2,009	2,775	3,179	3,421	3,638	7,059	4,524
Permian (3)	286	211	292	362	358	720	425
Haynesville (3) (4)	—	—	—	—	—	—	2
Other Americas (2) (5)	10	2	—	38	25	63	21
UK (6)	5	3	4	4	7	11	11

Total	4,771	5,492	6,191	6,819	6,409	13,228	10,403

Total crude oil, condensate and NGL	23,973	27,244	28,877	30,945	31,163	62,108	50,026

Natural gas (bcf)
Bass Strait	22.7	21.2	30.5	33.3	18.8	52.1	56.9
North West Shelf	30.3	31.4	31.8	36.9	33.4	70.3	64.5
Other Australia (1)	15.1	13.2	13.6	16.4	13.0	29.4	24.4
Atlantis (2)	1.8	1.8	1.9	1.7	2.3	4.0	3.1
Mad Dog (2)	0.1	0.1	0.1	0.1	0.1	0.2	0.2
Shenzi (2)	0.8	0.8	0.8	0.8	0.8	1.6	1.6
Eagle Ford (3)	22.0	23.9	30.8	28.5	26.3	54.8	48.2
Permian (3)	2.2	2.2	2.5	3.0	2.8	5.8	4.3
Haynesville (3) (4)	42.3	46.3	45.7	45.7	43.6	89.3	91.5
Fayetteville (3)	38.8	37.3	39.9	36.4	37.6	74.0	76.2
Trinidad/Tobago	9.7	9.3	9.1	8.8	7.8	16.6	19.6
Other Americas (2) (5)	0.3	0.2	0.2	0.2	0.2	0.4	0.6
UK (6)	6.2	5.4	0.8	0.7	1.4	2.1	9.7
Pakistan	10.3	8.9	7.3	6.4	6.3	12.7	21.5

Total	202.6	202.0	215.0	218.9	194.4	413.3	422.3

Total petroleum production (MMboe) (7)	57.7	60.9	64.7	67.4	63.6	131.0	120.4

BHP Billiton Operational Review for the half year ended 31 December 2014	17

Petroleum (continued)

(1)	Other Australia includes Minerva and Macedon.
(2)	Gulf of Mexico volumes are net of royalties.
(3)	Onshore US volumes are net of mineral holder royalties.
(4)	Haynesville includes North Louisiana Conventional. BHP Billiton completed the sale of North Louisiana Conventional on 17 November 2014.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(6)	UK includes Bruce/Keith and Liverpool Bay. BHP Billiton completed the sale of its 46.1% operated interest in Liverpool Bay on 31 March 2014.
(7)	Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Operational Review for the half year ended 31 December 2014	18

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	93,814	96,420	94,673	101,920	113,522	215,442	187,558
Sulphide ore milled	(kt)	19,584	21,051	21,438	20,651	18,354	39,005	37,860
Average copper grade	(%)	1.30%	1.12%	1.33%	1.20%	1.45%	1.32%	1.33%
Production ex mill	(kt)	214.4	195.5	235.6	205.5	215.5	421.0	425.0

Production
Payable copper (2)	(kt)	208.0	190.6	241.0	199.4	208.8	408.2	413.1
Payable gold concentrate	(troy oz)	19,384	20,110	20,920	21,980	12,710	34,690	31,874
Copper cathode (EW)	(kt)	77.5	75.8	81.5	69.3	75.0	144.3	150.7
Payable silver concentrate	(troy koz)	982	1,078	1,320	1,159	958	2,117	1,873

Sales
Payable copper	(kt)	228.1	173.2	239.1	203.3	203.2	406.5	420.4
Payable gold concentrate	(troy oz)	18,602	20,889	20,920	21,980	12,710	34,690	31,092
Copper cathode (EW)	(kt)	86.7	76.4	83.3	64.1	79.8	143.9	149.7
Payable silver concentrate	(troy koz)	1,076	1,046	1,320	1,159	958	2,117	1,912

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%. (2) June 2014 quarter includes 4.3 kt of copper contained in ore sold to third parties.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	17,487	15,939	17,087	15,517	16,124	31,641	33,258
Ore milled	(kt)	4,501	4,508	4,016	4,189	4,446	8,635	8,662
Average copper grade	(%)	0.76%	0.75%	0.76%	0.77%	0.70%	0.73%	0.77%

Production
Copper cathode (EW)	(kt)	19.4	22.0	21.3	15.7	20.6	36.3	37.0

Sales
Copper cathode (EW)	(kt)	17.6	12.4	28.7	20.0	21.0	41.0	34.9

Spence
Material mined	(kt)	27,911	25,037	25,962	24,238	23,422	47,660	52,242
Ore milled	(kt)	4,788	4,735	3,775	4,409	4,560	8,969	9,648
Average copper grade	(%)	1.25%	1.23%	1.30%	1.33%	1.20%	1.26%	1.18%

Production
Copper cathode (EW)	(kt)	40.0	41.4	45.5	40.1	49.0	89.1	65.9

Sales
Copper cathode (EW)	(kt)	35.9	40.0	49.6	36.9	51.8	88.7	61.8

BHP Billiton Operational Review for the half year ended 31 December 2014	19

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	50,872	45,837	49,797	54,675	43,793	98,468	107,300
Sulphide ore milled (100%)	(kt)	12,521	11,729	12,756	12,370	13,594	25,964	24,286
Average head grades
- Copper	(%)	1.15%	1.00%	0.77%	0.81%	0.74%	0.77%	1.18%
- Zinc	(%)	0.72%	0.54%	0.58%	0.84%	0.66%	0.75%	0.64%

Production
Payable copper	(kt)	42.4	33.0	26.2	25.7	27.3	53.0	84.3
Payable zinc	(t)	16,732	9,335	13,450	20,736	16,271	37,007	29,254
Payable silver	(troy koz)	1,350	961	843	954	885	1,839	2,555
Payable lead	(t)	580	363	397	633	486	1,119	738
Payable molybdenum	(t)	379	281	83	40	75	115	837

Sales
Payable copper	(kt)	44.5	30.2	26.5	26.3	29.8	56.1	85.8
Payable zinc	(t)	18,397	10,158	14,527	12,912	21,459	34,371	34,520
Payable silver	(troy koz)	1,367	910	893	896	1,026	1,922	2,870
Payable lead	(t)	368	405	521	320	711	1,031	665
Payable molybdenum	(t)	442	347	142	50	90	140	853

Cannington, Australia
Material mined	(kt)	974	773	806	823	925	1,748	1,867
Ore milled	(kt)	852	779	821	819	850	1,669	1,602
Average head grades
- Silver	(g/t)	274	311	286	301	246	273	293
- Lead	(%)	6.7%	7.3%	6.9%	7.1%	7.0%	7.0%	7.0%
- Zinc	(%)	3.1%	2.4%	3.1%	3.8%	3.2%	3.5%	3.2%

Production
Payable silver	(troy koz)	6,306	6,465	6,029	6,701	5,534	12,235	12,667
Payable lead	(t)	47,259	47,214	45,768	48,941	49,625	98,566	93,546
Payable zinc	(t)	16,123	10,074	15,666	19,927	17,039	36,966	32,156

Sales
Payable silver	(troy koz)	6,548	6,127	5,641	7,084	5,631	12,715	14,392
Payable lead	(t)	47,185	43,649	41,607	51,197	48,482	99,679	103,685
Payable zinc	(t)	18,241	11,020	15,708	15,450	18,028	33,478	35,527

BHP Billiton Operational Review for the half year ended 31 December 2014	20

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Copper (continued)
Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (1)	(kt)	2,717	2,495	2,405	2,692	2,667	5,359	5,614
Ore milled	(kt)	2,641	2,421	2,654	2,206	2,776	4,982	5,045
Average copper grade	(%)	1.86%	1.90%	1.91%	1.97%	1.70%	1.82%	1.86%
Average uranium grade	(kg/t)	0.52	0.54	0.51	0.61	0.52	0.56	0.52

Production
Copper cathode (ER)	(kt)	47.6	48.4	51.3	36.9	39.9	76.8	73.5
Copper cathode (EW)	(kt)	3.3	2.7	3.2	2.3	3.1	5.4	5.3
Uranium oxide concentrate	(t)	1,008	966	1,044	866	1,076	1,942	1,978
Refined gold	(troy oz)	26,271	28,630	38,785	30,364	38,537	68,901	53,920
Refined silver	(troy koz)	212	253	317	254	243	497	402

Sales
Copper cathode (ER)	(kt)	43.3	47.5	54.2	36.6	39.9	76.5	70.1
Copper cathode (EW)	(kt)	2.8	2.5	3.0	2.5	3.1	5.6	4.9
Uranium oxide concentrate	(t)	1,037	732	1,426	848	1,125	1,973	1,967
Refined gold	(troy oz)	32,226	31,129	38,500	30,707	34,938	65,645	53,901
Refined silver	(troy koz)	177	262	367	227	238	465	353

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the half year ended 31 December 2014	21

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Iron Ore
(kt)

Iron ore
Pilbara, Australia
Production (1)
Newman	12,483	15,470	16,766	16,707	16,012	32,719	24,679
Yarrie (2)	428	206	—	—	—	—	630
Area C Joint Venture	11,383	11,282	12,481	13,265	11,314	24,579	23,197
Yandi Joint Venture	17,135	15,622	17,615	16,607	17,694	34,301	35,281
Jimblebar (3)	1,702	2,721	3,740	3,971	2,813	6,784	2,402
Wheelarra (4)	2,716	1,698	2,973	3,115	4,755	7,870	5,882

Total	45,847	46,999	53,575	53,665	52,588	106,253	92,071

Total production (100%)	53,638	54,812	62,369	62,436	61,371	123,807	107,896

Sales
Lump	9,996	11,230	11,572	12,766	12,661	25,427	20,288
Fines	35,756	35,880	40,834	41,633	41,185	82,818	71,039

Total	45,752	47,110	52,406	54,399	53,846	108,245	91,327

Total sales (100%)	53,808	55,018	61,015	63,303	62,848	126,151	107,369

(1)    Iron ore production and sales are reported on a wet tonnes basis.

(2)    Yarrie ceased production on 25 February 2014.

(3)    Shown on 100% basis. BHP Billiton interest in saleable production is 85%.

(4)    Production from Wheelarra is processed via the Jimblebar processing hub.

Samarco, Brazil
Production (1)	2,841	2,281	3,068	3,426	3,764	7,190	5,570

Sales	3,025	2,036	3,077	3,303	4,151	7,454	5,701

(1)	Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton Operational Review for the half year ended 31 December 2014	22

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Coal
(kt)

Metallurgical coal
Queensland Coal
Production (1)
BMA
Blackwater	1,655	1,759	1,625	1,777	1,775	3,552	3,346
Goonyella	1,999	2,041	1,553	2,144	2,350	4,494	3,736
Peak Downs	1,201	1,314	1,282	1,144	1,235	2,379	2,313
Saraji	1,195	1,108	1,058	1,022	1,257	2,279	2,392
Gregory Joint Venture	850	654	997	808	994	1,802	1,314
Daunia	594	585	518	628	617	1,245	1,098
Caval Ridge	—	—	563	705	781	1,486	—

Total BMA	7,494	7,461	7,596	8,228	9,009	17,237	14,199

BHP Billiton Mitsui Coal (2)
South Walker Creek	1,313	1,312	1,323	1,391	1,236	2,627	2,611
Poitrel	801	683	820	813	892	1,705	1,560

Total BHP Billiton Mitsui Coal	2,114	1,995	2,143	2,204	2,128	4,332	4,171

Total Queensland Coal	9,608	9,456	9,739	10,432	11,137	21,569	18,370

Sales
Coking coal	6,517	7,030	7,250	7,306	8,379	15,685	12,640
Weak coking coal	2,505	2,594	2,358	2,859	2,670	5,529	4,902
Thermal coal	271	122	134	43	171	214	431

Total	9,293	9,746	9,742	10,208	11,220	21,428	17,973

(1)    Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(2)    Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production (1)	1,932	2,011	2,147	2,337	2,401	4,738	3,355

Sales
Coking coal	1,495	1,581	1,761	1,617	1,830	3,447	2,579
Thermal coal	318	460	486	373	426	799	677

Total	1,813	2,041	2,247	1,990	2,256	4,246	3,256

(1)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

BHP Billiton Operational Review for the half year ended 31 December 2014	23

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Coal (continued)
(kt)

Energy coal
South Africa (1)
Production	7,036	7,398	8,013	8,026	8,499	16,525	14,973

Sales
Export	4,087	3,179	3,528	3,739	4,174	7,913	6,591
Local utility	3,811	3,478	4,498	4,367	4,650	9,017	8,354
Inland	—	—	—	36	84	120	—

Total	7,898	6,657	8,026	8,142	8,908	17,050	14,945

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 90%.

New Mexico, USA
Production
Navajo Coal (1)	1,400	975	1,082	1,243	1,064	2,307	3,070
San Juan Coal	1,496	1,384	1,330	1,447	1,448	2,895	2,971

Total	2,896	2,359	2,412	2,690	2,512	5,202	6,041

Sales - local utility	2,950	2,360	2,382	2,723	2,592	5,315	6,079

(1)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

NSW Energy Coal, Australia
Production	4,544	5,018	5,030	4,752	4,608	9,360	9,916

Sales
Export	4,887	4,346	4,548	4,787	4,625	9,412	8,924
Inland	332	270	333	371	228	599	778

Total	5,219	4,616	4,881	5,158	4,853	10,011	9,702

Cerrejón, Colombia
Production	3,291	2,948	2,908	2,369	3,003	5,372	6,476

Sales - export	3,067	2,647	2,858	3,077	2,732	5,809	6,222

BHP Billiton Operational Review for the half year ended 31 December 2014	24

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013

Aluminium, Manganese and Nickel
(kt)

Alumina
Saleable production
Worsley, Australia	1,024	936	1,010	893	1,060	1,953	1,970
Alumar, Brazil	328	314	315	342	338	680	633

Total	1,352	1,250	1,325	1,235	1,398	2,633	2,603

Sales
Worsley, Australia	961	986	1,020	875	1,068	1,943	1,858
Alumar, Brazil	320	262	388	323	371	694	598

Total	1,281	1,248	1,408	1,198	1,439	2,637	2,456

Aluminium
Production
Hillside, South Africa	183	172	176	180	176	356	367
Bayside, South Africa (1)	24	23	18	—	—	—	48
Alumar, Brazil	28	26	15	13	13	26	63
Mozal, Mozambique	67	65	67	68	67	135	134

Total	302	286	276	261	256	517	612

Sales
Hillside, South Africa	173	187	168	174	178	352	353
Bayside, South Africa (1)	24	24	24	—	—	—	48
Alumar, Brazil	28	25	17	12	13	25	62
Mozal, Mozambique	74	72	62	64	73	137	142

Total	299	308	271	250	264	514	605

(1) Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.

Manganese ores
Saleable production
South Africa (1)	944	782	936	1,049	1,007	2,056	1,808
Australia (1)	1,256	1,019	1,319	1,210	1,289	2,499	2,438

Total	2,200	1,801	2,255	2,259	2,296	4,555	4,246

Sales
South Africa (1)	714	915	931	999	983	1,982	1,634
Australia (1)	1,445	1,252	1,288	1,224	1,208	2,432	2,523

Total	2,159	2,167	2,219	2,223	2,191	4,414	4,157

Manganese alloys
Saleable production
South Africa (1) (2)	94	91	106	112	121	233	180
Australia (1)	72	71	75	59	80	139	123

Total	166	162	181	171	201	372	303

Sales
South Africa (1) (2)	87	113	112	115	109	224	175
Australia (1)	63	85	74	56	73	129	117

Total	150	198	186	171	182	353	292

(1)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(2)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Operational Review for the half year ended 31 December 2014	25

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2013	MAR 2014	JUN 2014	SEP 2014	DEC 2014	DEC 2014	DEC 2013
Aluminium, Manganese and Nickel (continued)
(kt)

Nickel
Cerro Matoso, Colombia
Production	12.3	9.8	10.2	10.7	10.5	21.2	24.3

Sales	12.3	10.0	10.2	10.5	10.1	20.6	24.9

Nickel West, Australia
Saleable production
Nickel contained in concentrate	2.4	2.5	1.6	2.2	1.7	3.9	5.8
Nickel contained in finished matte	6.1	6.1	4.4	9.1	5.5	14.6	14.9
Nickel metal	17.0	15.7	14.7	13.7	16.5	30.2	33.2

Nickel production	25.5	24.3	20.7	25.0	23.7	48.7	53.9

Sales
Nickel contained in concentrate	2.8	2.3	1.6	2.1	1.6	3.7	5.5
Nickel contained in finished matte	7.4	5.3	6.2	6.6	7.4	14.0	15.2
Nickel metal	17.2	16.7	14.4	11.9	17.5	29.4	32.5

Nickel sales	27.4	24.3	22.2	20.6	26.5	47.1	53.2

BHP Billiton Operational Review for the half year ended 31 December 2014	26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 January 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary